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                                                                   Exhibit 99.23


                               AMENDMENT AGREEMENT

          MEMORANDUM OF AGREEMENT made as of the 9th day of December, 2004.

BETWEEN:

               CIBC CAPITAL PARTNERS, A DIVISION OF CANADIAN
               IMPERIAL BANK OF COMMERCE

               (hereinafter referred to as "CIBC")

                                  - and -

               POINTS INTERNATIONAL LTD.,

               (hereinafter referred to as "Points")

          WHEREAS Points has issued to, and CIBC is the holder of, an 11% $6,000,000 convertible debenture, amended and restated as of February 8, 2002, and amended effective April 11, 2003 by agreement dated March 21, 2003 (the "Debenture");

          AND WHEREAS CIBC and Points desire to amend the maturity date of the Debenture and CIBC's right of postponement under the Debenture;

          NOW THEREFORE, in consideration of the premises, covenants and agreements herein contained and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties covenant and agree as follows:

                                    ARTICLE I
                                 INTERPRETATION

1.1  DEFINITIONS

          Except as otherwise expressly set out herein, capitalized terms shall have the meaning ascribed thereto in the Debenture. References in this Agreement to the "parties" shall mean the parties to this Agreement and a reference to a "party" shall mean one of the parties to this Agreement.

1.2  CONSTRUCTION

          In this Agreement, unless otherwise expressly stated or the context otherwise requires:

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                                       -2-


     (a) references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Agreement and not to any particular Article or Section;

     (b) references to an "Article" or "Section" are references to an article, section or schedule of or to this Agreement;

     (c) words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a "person" or "persons" shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in the context; and

     (d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof.

                                   ARTICLE II
                               CURRENT AMENDMENTS

2.1  MATURITY DATE

          Subject to Section 2.3, the Debenture is hereby amended by deleting the reference to "March 15, 2004" in the preamble and replacing it with "July 4, 2005".

2.2  RIGHT OF POSTPONEMENT

          Subject to Section 2.3, the Debenture is hereby amended by deleting the existing section 2.4 and replacing it as follows:

          "The Lender shall be entitled to elect to extend the term of the Debenture to March 15, 2006, which shall then be the Maturity Date, by providing to the Borrower, no later than March 31, 2005, a written notice to that effect. Provided that the Lender shall have exercised its right to extend the term of the Debenture to March 15, 2006, the Lender shall be entitled to elect to extend the term of the Debenture (the "Right of Postponement") for a maximum of two (2) successive one year periods by providing up to two (2) notices (each, an "Extension Notice") to the Borrower, in each case no later than 95 days prior to the then Maturity Date. Each Extension Notice shall extend the term of the Debenture (and, as a result, the Maturity Date) by one year (for greater certainty, if the Lender delivers an Extension Notice prior to December 10, 2005, the Maturity Date shall be extended to March 15, 2007 and if the Lender delivers a second Extension Notice prior to December 10, 2006, the Maturity Date shall be extended to March 15,
          2008)."

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                                       -3-


2.3  EXCHANGE APPROVAL

          The amendments to the Debenture set out herein shall not be effective until, and shall automatically become effective without any further formality or acts of the parties on, the date of receipt by Points of approval by the Toronto Stock Exchange of the amendments (the "Required Approval").

2.4  CONFIRMATION

          The parties hereby confirm and agree that, except as amended hereby, the provisions of the Debenture remain in full force and effect.

                                   ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

3.1  REPRESENTATIONS AND WARRANTIES

          Points represents and warrants to CIBC that:

     (a) Points is validly existing under the laws of the Province of Ontario and has full corporate power and authority to own its assets and conduct its business as now owned and conducted.

     (b) Subject to obtaining the Required Approval, the execution and delivery of this Agreement by Points and the consummation by Points of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Points and no other corporate proceedings on the part of Points are necessary to authorize this Agreement and the transactions contemplated hereby.

     (c) Upon the due execution and delivery by CIBC of this Agreement, this Agreement will constitute a legal, valid and binding obligation of Points enforceable against it in accordance with its terms (subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction).

     (d) Subject to obtaining the Required Approval, neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by Points will result in the violation of (i) any of the provisions of the constating documents or by-laws of Points, (ii) any agreement or other instrument to which Points is a party or by which Points is bound or
(iii) any applicable law, rule or regulation.

     (e) No notice is required to be given by Points to any person and no consent, approval or authorization of any person is required on the part of Points in connection with the execution and delivery of this Agreement and the performance of its obligations hereunder other than notice to and the consent of the Toronto Stock Exchange with respect to the amendments contemplated hereby.

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                                       -4-


3.2  SURVIVAL

          The representations and warranties of Points set out under Section 3.1 shall survive and continue in full force and effect for the term of the Debenture.

                                   ARTICLE IV
                                     GENERAL

4.1  BINDING EFFECT

          This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns under section 9.6 of the Debenture. The Debenture, as amended by this Agreement, constitutes one and the same agreement and supersedes any and all prior agreements, negotiations and understandings.

4.2  GOVERNING LAW

          This Agreement shall governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

4.3  AMENDMENTS IN WRITING

          No amendment, variation or waiver of the provisions of this Agreement shall be effective unless made in writing and signed by each of the parties hereto, either individually by counterpart or collectively. Any amendment, variation or waiver shall take effect on the date specified in the amendment, variation or waiver or, if not so specified, on the date on which the last party executes and delivers the amendment, variation or waiver.

4.4  COUNTERPARTS

          This Agreement and any amendment, supplement or restatement thereof may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

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                                       -5-


          IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

                                        CIBC CAPITAL PARTNERS, a division of
                                        CANADIAN IMPERIAL BANK OF COMMERCE


                                        by (signed) Christopher Payne
                                           -------------------------------------
                                        Name: Christopher Payne
                                        Title: Director


                                           (signed) Todd Worsley
                                           -------------------------------------
                                        Name: Todd Worsley
                                        Title: Managing Director


                                        POINTS INTERNATIONAL LTD.


                                        by (signed) Rob MacLean
                                           -------------------------------------
                                        Name: Robert MacLean
                                        Title: Chief Executive Officer


                                           (signed) Doug Carty
                                           -------------------------------------
                                        Name: Douglas Carty
                                        Title: Chairman

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(INDUSTRY CANADA LOGO)             Industrie Canada

CERTIFICATE OF CONTINUANCE         CERTIFICAT DE PROROGATION

CANADA BUSINESS CORPORATIONS ACT   LOI CANADIENNE SUR LES SOCIETES PAR ACTIONS

POINTS INTERNATIONAL LTD.                                        426791-5

Name of corporation-Denomination de la societe   Corporation number-Numero de la societe

I hereby certify that the above-named            Je certifie que la societe
corporation was continued under section 187 of   susmentionnee a ete prorogee en vertu
the Canada Business Corporations Act, as set     de l'article 187 de la Loi canadienne
out in the attached articles of continuance.     sur les societes par actions, tel qu'il
                                                 est indique dans les clauses de
                                                 prorogation ci-jointes.


/s/ Illegible                                    NOVEMBER 10, 2004 / LE 10 NOVEMBRE 2004
-----------------------------
Director - Directeur                             Date of Continuance - Date de la
                                                 prorogation

(CANADA LOGO)